ORKLA FOURTH QUARTER 2003

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.12. 2003	1.1.–31.12. 2002	1.10.–31.12. 2003	1.10.–31.12. 2002
Operating revenues	**45 368**	42 979	**12 114**	10 983
Operating expenses	**(39 155)**	(37 084)	**(10 495)**	(9 512)
Ordinary depreciation and write-downs	**(2 386)**	(2 232)	**(623)**	(574)
Operating profit before goodwill amortisation	**3 827**	3 663	**996**	897
Ordinary goodwill amortisation and write-downs	**(538)**	(499)	**(140)**	(134)
Other revenues and expenses*	**(967)**	(143)	**(910)**	(123)
Operating profit	**2 322**	3 021	**(54)**	640
Profit from associates	**730**	305	**17**	48
Dividends	**437**	369	**53**	16
Portfolio gains	**259**	(95)	**289**	(248)
Financial items, net	**(881)**	(1 193)	**(226)**	(331)
Profit before tax	**2 867**	2 407	**79**	125
Taxes	**(815)**	(630)	**(62)**	(14)
Profit after tax	**2 052**	1 777	**17**	111
Of this minority interests	**151**	166	**22**	7
Profit before tax, Industry division	**1 587**	2 067	**(257)**	303
Profit before tax, Financial Investments division	**1 280**	340	**336**	(178)
Earnings per share fully diluted (NOK)	**9.2**	7.7	**0**	0.5
Earnings per share fully diluted, adjusted (NOK)**	**16.2**	10.6	**4.8**	1.6

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

* Other revenues and expenses totalled net NOK -967 million per fourth quarter 2003. This is primarily related to write-down goodwill Berlingske, restructuring in Orkla Beverages, Orkla Foods and Denofa.

** Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY

OPERATING REVENUES


12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q 1Q
2002
2Q 3Q 4Q
2003

MAIN TRENDS IN THE FOURTH QUARTER

- **Broad-based profit growth for the Branded Consumer Goods business. Total growth in operating profit before goodwill amortisation was 33 % in the fourth quarter and 13 % for the year as a whole.**
- **Poor results for the Chemicals business, primarily due to weaker markets and non-recurring losses.**
- **Gains on the sale of portfolio shares amounted to NOK 289 million (loss of NOK 248 million)[1] in the fourth quarter.**
- **Significant rise in cash flow from operations, which amounted to NOK 1,663 million for the fourth quarter and NOK 4,973 for the year as a whole (+18 % compared with 2002).**
- **NOK 712 million write-down of goodwill in Berlingske in Denmark and provisions for restructuring, primarily in Carlsberg Breweries, led to high non-recurring costs of NOK 910 million in all, which have been booked as other expenses.**
- **Group pre-tax profit totalled NOK 79 million in the fourth quarter of 2003 (NOK 125 million)[1]. For the year as a whole, pre-tax profit was NOK 2,867 million (+19 % compared with 2002). Earnings per share amounted to NOK 9.2 for the year as a whole (+19 % compared with 2002). Adjusted for goodwill amortisation and other revenues and expenses, earnings per share were NOK 16.2 compared with NOK 10.6 in 2002 (+53 %).**

[1] Figures in brackets are for the corresponding period previous year.

Group operating revenues in the fourth quarter totalled NOK 12,114 million (NOK 10,983 million)[1]. Taking into account currency translation effects, fourth quarter operating revenues were approximately 5 % higher than in 2002. The increase in revenues was largely ascribable to the Beverages business, but also to new business in Orkla Foods. For the year as a whole, operating revenues amounted to NOK 45,368 million, up 4 % after adjusting for currency translation effects.

Group operating profit before goodwill amortisation totalled NOK 996 million in the fourth quarter, 11 % higher than in the corresponding period of 2002. Currency translation effects contributed approximately NOK 22 million, and when they are taken into account operating profit was up 8 %. For 2003, operating profit before goodwill amortisation was NOK 3,827 million, equivalent to 4 % growth. Currency translation effects were minimal on an annualised basis.

In the Branded Consumer Goods area, the positive trend continued in the fourth quarter. In Orkla Foods, Stabburet in Norway and Procordia Food in Sweden performed well, while Felix Abba in Finland reported good results for the quarter. Orkla Brands had another strong quarter, with Confectionery and Dietary Supplements achieving the strongest profit growth. Orkla Beverages reported good profit growth in the Nordic region. A substantial 18 % increase in volume on the Russian beer market in the fourth quarter was offset by higher costs and a weaker rouble, which resulted in lower profit for Baltic Beverages Holding (BBH). Orkla Media achieved broad-based profit growth in the fourth quarter, making the greatest progress in Norway and Denmark, and Berlingske achieved positive quarterly profit. This improved performance is still being driven by cost reductions.

New foreign retailers in the low-price segment have established themselves in Finland and Sweden, and will soon establish operations in Norway. So far, Orkla has found that, as a result of measures to improve costs and focus on innovation and product improvements, it has largely maintained its market positions.

The Chemicals area was affected by losses and provisions related to the soybean business, which amounted to NOK 81 million. NOK 28 million of this was booked as "other expenses". Continuing low prices on the general cellulose market and low sales of specialty products had a negative impact on the cellulose business, while underlying growth for the lignin business remained satisfactory. The Chemicals business booked especially high gains (NOK 44 million) from financial power trading in the fourth quarter of 2002.

At year-end, book goodwill in Berlingske totalled NOK 712 million. The operating parameters in Denmark, particularly the advertising markets, have so far been significantly weaker than anticipated at the time of acquisition. Although considerably more comprehensive improvement measures and cost reductions have been implemented than were originally planned, profit growth has been weaker than expected. There are now signs that the negative market trend in Denmark is flattening out and, as a result of lower costs, profit in the fourth quarter was significantly better than in the corresponding period of 2002. While the ambitions and objectives for the Danish business remain firm, there is still uncertainty about how the operating parameters will develop and how they will affect future profit. Taking into account this uncertainty, Orkla has based it calculations on a conservative view and goodwill has been written down to zero. This has been posted under the line for other revenues and expenses.

Apart from this, other revenues and expenses amounted to NOK -198 million net in the fourth quarter. Provisions for restructuring in Carlsberg Breweries accounted for NOK 170 million of this, NOK 113 million being linked to the closure of a production plant in Sweden.

The contribution to profit from associates amounted to NOK 17 million in the fourth quarter. The difference in comparison with the previous year was largely ascribable to a gain on the sale of an associated company in 2002.

Cash flow from operations remained high in the fourth quarter, totalling NOK 1.7 billion. For the year as a whole, cash flow from operations was NOK 5.0 billion, up 18 % in comparison with 2002.

The return on Orkla's investment portfolio in 2003 was 29.8 %, compared with 48.4 % for the Oslo Stock Exchange Benchmark Index and 25.8 % for the FT World Index, adjusted for dividends. Realised gains on the investment portfolio in the fourth quarter totalled NOK 289 million (loss of NOK 248 million)[1]. For the year as a whole, net realised portfolio gains totalled NOK 259 million (loss of NOK 95 million)[1]. Unrealised gains increased by NOK 2,720 million during the year.

Earnings per share totalled NOK 9.2 in 2003 (NOK 7.7)[1]. Before goodwill amortisation and other revenues and expenses, earnings per share amounted to NOK 16.2 (NOK 10.6)[1]. The improvement is ascribable to the sale of Orkla's interest in Enskilda Securities in the first quarter, realised portfolio gains, profit growth for the Branded Consumer Goods business and lower financial expenses.

Calculations are based on a tax charge of 28.4 %, which is somewhat higher than in 2002, primarily due to the write-down of goodwill in Berlingske, which has no effect on tax. This was partly offset by a lower tax charge for Carlsberg Breweries in 2003.

The Board of Directors is of the opinion that underlying profit growth in 2003 was satisfactory and proposes an ordinary dividend of NOK 4.0 per share, up from NOK 3.40 in 2002.

ORKLA FOODS

- **Good growth for Stabburet in Norway, Procordia Food in Sweden and Felix Abba in Finland**
- **Improvement programmes proceeding as planned**
- **Intensified focus on building the most important brands**

Orkla Foods' operating revenues amounted to NOK 3,379 million in the fourth quarter, equivalent to underlying[2] growth of 1 % compared with the corresponding period in 2002. Operating profit before goodwill amortisation totalled NOK 359 million in the fourth quarter, up 15 %. For the year as a whole, operating revenues totalled NOK 11,913 million, equivalent to underlying[2] growth of 1 % compared with the previous year, while operating profit before goodwill amortisation was NOK 1,030 million, up 14 % compared with 2002.

The improvement in profit was largely due to systematic efforts to strengthen competitiveness, including operational efficiency. The improvement programmes are proceeding as planned. In 2003, the workforce was reduced by approximately 700 man-years (11 %). Orkla Foods Nordic continued to make progress in the fourth quarter. The strongest growth was achieved by Stabburet in Norway, Procordia Food in Sweden and Felix Abba, which has operations in Finland, Estonia and Lithuania.

[2] Excluding acquisitions and divestments and currency translation effects.

	OPERATING REVENUES				OPERATING PROFIT BEFORE GOODWILL AMORTISATION			
	1.1.-31.12.		1.10.-31.12.		1.1.-31.12.		1.10.-31.12.	
Amounts in NOK million	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Orkla Foods	**11 913**	11 062	**3 379**	3 041	**1 030**	902	**359**	311
Orkla Beverages	**15 208**	14 516	**3 873**	3 471	**1 405**	1 364	**261**	165
Orkla Brands	**4 739**	4 500	**1 289**	1 222	**929**	787	**262**	222
Orkla Media	**7 378**	7 079	**1 990**	1 788	**242**	148	**135**	69
Eliminations	**(202)**	(157)	**(64)**	(48)	**0**	0	**0**	0
Branded Consumer Goods	**39 036**	37 000	**10 467**	9 474	**3 606**	3 201	**1 017**	767
Chemicals	**6 048**	5 726	**1 522**	1 381	**344**	537	**26**	131
H.O./Unallocated/Eliminations	**(66)**	(58)	**4**	(5)	**(131)**	(116)	**(47)**	(28)
Industry division	**45 018**	42 668	**11 993**	10 850	**3 819**	3 622	**996**	870
Financial Investments division	**350**	311	**121**	133	**8**	41	**0**	27
Group	**45 368**	42 979	**12 114**	10 983	**3 827**	3 663	**996**	897

Stabburet maintained and strengthened its market positions. In the fourth quarter, sales increased by 42 % for Idun dressings, 30 % for Fun Light and 21 % for Stabbur-Makrell (canned mackerel).

Procordia Food's operating profit was clearly better than in 2002. Fun Light and Felix frozen ready meals achieved significant sales growth.

Felix Abba largely strengthened or maintained its market positions on the Finnish market. Süslavicius-Felix in Lithuania and Põltsamaa Felix in Estonia reported positive growth.

Fourth quarter profit for Abba Seafood in Sweden and Beauvais in Denmark was slightly lower than in the corresponding period of the previous year. Orkla Foods International and Orkla Food Ingredients reported operating profit on a par with the fourth quarter of 2002.

To strengthen its position as the leading supplier of bakery products in Norway, Bakers has signed an agreement to purchase all the shares in Bakehuset Norge AS. The company is part of the Bakers Group as from January 2004, when the takeover was approved by the competition authorities. Bakers reported profit growth in the fourth quarter and for the year as a whole.

ORKLA BEVERAGES

- **7 % volume growth for the Carlsberg brand in 2003**
- **Profit growth in Switzerland, Turkey and Poland**
- **Volume growth but lower profit for BBH**
- **Positive cash flow, stronger balance sheet**

Orkla's 40 % stake in Carlsberg Breweries represented operating revenues of NOK 3,873 million in the fourth quarter. Adjusted for currency translation effects, this was equivalent to a rise of 6 % compared with the corresponding period of the previous year. Operating profit before goodwill amortisation was NOK 261 million (NOK 165 million)[1] in the fourth quarter. For the year as a whole, operating revenues amounted to NOK 15,208 million. Adjusted for currency translation effects, this is equivalent to 5 % growth. At the end of the fourth quarter, operating profit before goodwill amortisation amounted to NOK 1,405 million (NOK 1,364 million)[1].

Operating revenues for the Northern and Western Europe[3] market region totalled DKK 6,643 million in the fourth quarter. Adjusted for currency translation effects, this was 1 % higher than in the corresponding period of 2002. Operating profit before goodwill amortisation amounted to DKK 666 million (DKK 391 million)[1].

The reduction in cost levels had a positive impact on the Nordic businesses, which reported profit growth in the fourth quarter. At the end of the fourth quarter, volume growth on the Nordic markets was weaker than in 2002 due to a general market decline. In conjunction with tougher competition and pressure on prices, this affected profit performance. In Finland, Sinebrychoff continued to make progress and is now the clear market leader on the beer market.

Profit in the UK in the fourth quarter was boosted by a gain on the sale of fixed assets, which amounted to NOK 80 million for Orkla's 40 % share, and very positive growth for the Carlsberg brand. Otherwise, underlying growth continued to be affected by pressure on margins and higher distribution costs. The weak market situation in Southern Europe resulted in lower sales and pressure on margins. The Italian business reported a decline in profit in the fourth quarter, partly due to provisions for restructuring. Underlying growth for the Swiss business was satisfactory.

Operating revenues in the Central and Eastern Europe[3] market region totalled DKK 1,522 million in the fourth quarter. Adjusted for currency translation effects, this was equivalent to 20 % growth compared with the corresponding period of 2002. Operating profit before goodwill amortisation amounted to DKK 121 million (DKK 146 million)[1]. Adjusted for currency translation effects, this was 8 % lower than in the fourth quarter of 2002.

As a result of cost reductions, more efficient operations and volume growth, the Turkish and Polish businesses achieved profit growth, both in the fourth quarter and for the year as a whole. Profit was affected by expenditure in connection with the launch of the Carlsberg brand in Croatia and the integration of businesses in Bulgaria, especially in the fourth quarter but also for the year as a whole.

For BBH, operating profit before goodwill amortisation was weaker in the fourth quarter than in the corresponding period of 2002 due to a rise in costs, which was partly ascribable to the reorganisation of distribution in the Baltika Group.

BBH's total beer sales volume amounted to 6.5 million hectolitres in the fourth quarter of 2003, equivalent to volume growth of 15 % compared

[3] Figures for the market regions are given on a 100 % basis in DKK.

with the corresponding period of the previous year. The Russian beer market grew 18 % in the fourth quarter, which contributed to annual growth of 7 %. In 2003, BBH reported 8 % volume growth in Russia and strengthened its market position. At the end of the fourth quarter, market growth was 8 % in Ukraine, 14 % in Kazakhstan and marginally positive in the Baltic States. BBH increased its market shares in Ukraine and Kazakhstan. BBH's volumes in the Baltic States were on a par with 2002 and somewhat weaker than the total market.

Operating revenues for Carlsberg Asia[3] amounted to DKK 373 million in the fourth quarter and operating profit before goodwill amortisation was DKK 76 million (DKK 70 million)[1]. Carlsberg Asia's total beer sales volume was 16 % lower than in the fourth quarter of 2002, but was up 1 % when structural changes are taken into account. A satisfactory performance in Malaysia and Singapore and contributions from new business resulted in profit growth, despite negative currency translation effects.

ORKLA BRANDS

- **Broad-based profit growth. Confectionery and Dietary Supplements contributed most in the fourth quarter**
- **Tough competition from private labels, especially for detergents and personal care products**

Orkla Brands' operating revenues in the fourth quarter of 2003 totalled NOK 1,289 million, equivalent to underlying[2] growth of 1 % compared with the corresponding period of 2002. Growth was somewhat lower than in previous quarters of 2003, largely due to lower growth for the Biscuits business. This is ascribable to major new launches in the fourth quarter of 2002. Dietary Supplements and Confectionery continued to grow in the fourth quarter, while Lilleborg Home and Personal Care continued to post lower revenues than in 2002, mainly due to tougher competition from private labels. The stronger focus on private labels in the retail trade has posed a challenge for several of Orkla Brands' product categories. More innovation is the key to sales growth. Efforts to rationalise the value chain are continuing. At year-end, Orkla Brands' operating revenues totalled NOK 4,739 million, equivalent to underlying[2] growth of 2 % compared with the previous year.

Operating profit before goodwill amortisation amounted to NOK 262 million (NOK 222 million)[1] in the fourth quarter. All business areas except Lilleborg Home and Personal Care reported profit growth, which was ascribable to new launches in 2003 and efficiency measures in all parts of the value chain.

For the year as a whole, operating profit before goodwill amortisation amounted to NOK 929 million, 18 % higher than in 2002. While the improvement was broadly-based, the main contributors were Confectionery and Biscuits. New launches and introductory sales had a positive impact on profit.

Orkla Brands largely maintained its market shares in the fourth quarter. For the year as a whole, the Biscuits business in particular strengthened its market shares, while market shares for detergents were somewhat lower than the previously high level.

ORKLA MEDIA

- **Broad-based profit growth, mainly for Berlingske in Denmark and Newspaper Norway**
- **Advertising decline in Denmark flattens out**

Orkla Media's operating revenues totalled NOK 1,990 million in the fourth quarter, equivalent to underlying[2] growth of 2 %. The improvement was mainly due to a rise in revenues for Newspapers Norway. Operating profit before goodwill amortisation amounted to NOK 135 million in the fourth quarter (NOK 69 million)[1]. All business areas reported profit growth in comparison with the fourth quarter of 2002. Operating revenues for the year as a whole totalled NOK 7,378 million and the underlying[2] situation was on a par with 2002. Operating profit before goodwill amortisation totalled NOK 242 million, NOK 94 million higher than in 2002.

Berlingske achieved significant profit growth in the fourth quarter in comparison with the corresponding period of 2002 due to lower paper prices and cost reduction measures. Advertising revenues were on a par with the fourth quarter of 2002. The free newspaper Urban continued to perform well. The Berlingske Tidende newspaper was re-launched in November with several sections in tabloid format. The initial response from readers and advertisers was positive. Berlingske reported positive profit in the fourth quarter and an improvement of NOK 37 million in comparison with the corresponding period of 2002. However, profit for the year was still very weak. Ambitions and objectives for the Danish business remain firm, but taking into account the uncertainty that still prevails concerning future market and profit trends, Orkla Media has adopted a conservative approach and as of 31 December 2003 book goodwill was written down by NOK 712 million to zero.

Newspapers Norway reported a clear improvement in profit in the fourth quarter compared with the corresponding period of 2002. This was largely due to positive revenue growth and lower paper prices. The rise in advertising volume was better than the trend for the market as a whole.

Newspapers Eastern Europe achieved profit growth in the fourth quarter as a result of cost reduction measures and lower paper prices. Advertising revenues fell slightly in comparison with 2002. Although circulation figures continued to decline, they were better than the figures for the total market.

Quarterly profit for Magazines Norway was somewhat higher than in the fourth quarter of the previous year. The continuous growth that Her og Nå has achieved since 2002 continued.

Operating profit for Direct Marketing was on a par with the corresponding period of 2002.

CHEMICALS

- **Substantial non-recurring losses in connection with soybeans**
- **Markets still weak and dollar weaker**
- **Positive impact from improvement programmes and strict cost controls**

Borregaard reported operating revenues of NOK 1,522 million in the fourth quarter. Its underlying[2] performance was on a par with the corresponding period of 2002. Operating profit before goodwill amortisation was NOK 26 million (NOK 131 million)[1]. The main reasons for the significant decline in profit were losses in connection with soybean operations for Denofa and the large gain on financial power trading in the fourth quarter of 2002.

Borregaard's operating revenues totalled NOK 6,048 million in 2003, an underlying[2] decline of 4 % compared with the previous year. Operating profit before goodwill amortisation amounted to NOK 344 million

GROUP BALANCE SHEET *

Amounts in NOK million	31.12. 2003	31.12. 2002
Intangible assets	**5 887**	5 944
Tangible assets	**17 942**	17 131
Financial long-term assets	**3 960**	3 711
Long-term assets	**27 789**	26 786
Inventories	**4 207**	4 069
Receivables	**8 627**	8 091
Portfolio investments	**11 867**	11 998
Cash and cash equivalents	**2 468**	2 178
Short-term assets	**27 169**	26 336
Total assets	**54 958**	53 122
Paid-in equity	**2 010**	2 023
Accumulated profit	**16 724**	15 777
Minority interests	**983**	891
Equity	**19 717**	18 691
Provisions	**2 547**	1 897
Long-term interest-bearing liabilities	**17 963**	17 980
Short-term interest-bearing liabilities	**3 463**	4 463
Other short-term liabilities	**11 268**	10 091
Equity and liabilities	**54 958**	53 122
Equity to total assets (%):		
Book	**35.9**	35.2
Including unrealised gains before tax	**39.1**	35.4

CHANGES IN EQUITY *

Amounts in NOK million	31.12. 2003	31.12. 2002
Equity 1 January	**17 800**	17 969
Profit for the year after minority	**1 901**	1 611
Dividend	**(817)**	(708)
Repurchase of own shares	**(253)**	(351)
Translation effects etc.	**103**	(721)
Total	**18 734**	17 800

CASH FLOW

Amounts in NOK million	1.1.–31.12. 2003	1.1.–31.12. 2002	1.10.–31.12. 2003	1.10.–31.12. 2002
Industry division:				
Operating profit	**2 314**	2 981	**(53)**	614
Depreciation and write-downs	**3 696**	2 895	**1 485**	869
Change in net working capital	**416**	195	**506**	297
Cash flow from operating activities before net replacement expenditure	**6 426**	6 071	**1 938**	1 780
Net replacement expenditure	**(1 453)**	(1 843)	**(275)**	(787)
Cash flow operating activities	**4 973**	4 228	**1 663**	993
Financial items, net	**(1 020)**	(1 143)	**(377)**	(369)
Cash flow from Industry division	**3 953**	3 085	**1 286**	624
Cash flow from Financial Investments division	**141**	715	**(41)**	40
Taxes paid	**(996)**	(973)	**(371)**	(102)
Miscellaneous	**(241)**	(207)	**(254)**	(22)
Cash flow before capital transactions	**2 857**	2 620	**620**	540
Dividends paid	**(807)**	(781)	**0**	0
Share buy back	**(253)**	(351)	**(3)**	(36)
Cash flow before expansion	**1 797**	1 488	**617**	504
Expansion investments, Industry division	**(450)**	(740)	**(14)**	(247)
Sold companies	**1 039**	210	**33**	136
Acquired companies	**(437)**	(1 920)	**(140)**	(983)
Net purchases/sales portfolio investments	**774**	(920)	**(79)**	(377)
Net cash flow	**2 723**	(1 882)	**417**	(967)
Currency translations net interest-bearing debt	**(1 160)**	1 498	**(196)**	506
Change in net interest-bearing debt	**(1 563)**	384	**(221)**	461
Net interest-bearing debt	**17 953**	19 516		

* Apart from an ordinary dividend of NOK 4.00, the Board of Directors proposes an additional dividend of NOK 25.00. This has not been taken into account in the current figures and will be incorporated into the final annual accounts.

(NOK 537 million)[1]. Losses for Denofa, lower volumes for several product groups, low prices for standard cellulose and the weak dollar were the most important reasons for the decline.

Borregaard LignoTech posted quarterly profit on a par with the fourth quarter of the previous year, despite a slight fall in volume in comparison with previous quarters. There was a particularly strong decline in sales to the construction industry, although there is normally less activity in the winter months. However, market shares were maintained. The other sectors were relatively stable in the last three months of the year.

Borregaard ChemCell's underlying[2] profit for the fourth quarter was on a par with the corresponding period of 2002. Higher sales volume and a reduction in variable and fixed production costs compensated for a lower proportion of specialty products, the continuing weak market for standard paper cellulose and a low USD exchange rate. The Swiss business, which still sells most of its volume to the paper market, reported negative profit, both for the quarter and for the year as a whole.

Borregaard Synthesis' profit was on a par with the fourth quarter of 2002. Although there was good volume growth in certain segments in the fourth quarter, margins were lower due to pressure on prices and the weaker dollar. Cost reductions were offset by low capacity utilisation in some areas of the business.

Denofa reported very poor results in the fourth quarter, mainly due to significant non-recurring losses on purchasing, trading and hedging of soybeans. Profit was also negatively impacted by a lower crushing margin for soybeans, weak results for edible oils on the domestic market and lower sales to the fish feed industry.

Improvement programmes and strict cost controls partially offset weak markets.

In the fourth quarter of 2002, Borregaard Energy posted a gain of NOK 44 million on financial power trading. As a result of this and the loss of profit from divested power plants, there was a significant decline in profit in the fourth quarter of 2003 compared with the previous year. Borregaard Hellefos (paper) and Borregaard Vafos (wood pulp) achieved a clear improvement in profit in comparison with the fourth quarter of 2002 due to higher volumes, higher sales prices and favourable productivity and cost trends.

FINANCIAL INVESTMENTS

Having risen 23.8 % by the end of the third quarter of 2003, the Oslo Stock Exchange Benchmark Index (OSEBX) rose a further 19.9 % in the fourth quarter. The total rise for 2003 was therefore 48.4 %. The other Nordic markets also performed well in the fourth quarter and the FT World Index rose 25.8 %, adjusted for dividends, in 2003. The return on Orkla's investment portfolio was 29.8 % in 2003. The negative difference in comparison with the OSEBX was primarily due to a lower return on the portfolio's foreign listed shares and unlisted investments. The return on the portfolio's listed Norwegian shares was on a par with the OSEBX.

Profit before tax for the Financial Investments division was NOK 336 million (NOK -178 million)[1] in the fourth quarter. Realised gains for the quarter amounted to NOK 289 million (loss of NOK 248 million)[1]. Realised gains for 2003 as a whole were NOK 259 million (loss of NOK 95 million)[1]. Dividends received totalled NOK 52 million for the quarter. Dividends received in 2003 amounted to NOK 434 million, up NOK 72 million compared with 2002. Pre-tax profit in 2003 was NOK 1,280 million (NOK 340 million)[1]. The gain on the sale of Orkla's interest in Enskilda Securities, which was taken to income in the first quarter, accounted for NOK 513 million of this.

Net purchases of shares totalled approximately NOK 70 million in the fourth quarter, the largest transaction being the purchase of shares in Rieber & Søn for NOK 176 million. Net sales of shares, primarily in Bergesen, Hafslund and Lindex, amounted to NOK 765 million in 2003.

The net asset value of the share portfolio increased by NOK 1,802 million in the fourth quarter and by NOK 3,396 million in 2003 as a whole. At year-end, the net asset value was NOK 13,636 million. The market value of the portfolio was NOK 14,682 million at the end of the quarter and investments outside Norway accounted for 31 %. Unrealised gains totalled NOK 2,910 million as of 31 December 2003 and were equivalent to 20 % of the market value of the portfolio on that date.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operations amounted to NOK 1,663 million in the fourth quarter and NOK 4,973 million for 2003 as a whole. This was NOK 745 million higher than in 2002. The improvement was due to a positive trend for working capital, a lower level of investment and gains from the sale of property and other assets by Carlsberg Breweries.

Expansion investments in BBH accounted for most of the expansion investments in the Industry division, which amounted to NOK 450 million in 2003. Net acquisitions, which consisted of acquisitions by the Beverages business and Orkla Media's purchase of newspapers in Denmark, totalled NOK 437 million. Divestments in 2003, which amounted to NOK 1,039 million, were related to the sale of Orkla's interest in Enskilda Securities, the sale of power plants by the Chemicals division in 2002, for which settlement was made in 2003, the sale of Orkla Press' newspapers in Lower Silesia in Poland and Berlingske's sale of the real estate company Gamle Mønt. All in all, expansion investments and acquisitions/divestments had a positive impact on cash flow of NOK 152 million. In 2002 there was a negative cash flow of NOK 2,450 million.

The Group's net sales of portfolio shares amounted to NOK 765 million in 2003. Net sales of portfolio shares and settlement for the sale of Enskilda Securities made a substantial contribution to net cash flow in 2003. Buybacks of Orkla shares in 2003 amounted to NOK 253 million, compared with NOK 351 million in 2002.

The Group had a net positive cash flow of NOK 2,723 million in 2003, compared with a negative cash flow of NOK 1,882 million in 2002. The value of the Norwegian krone declined in 2003, which had a negative impact on net interest-bearing liabilities. This impact amounted to NOK 1,160 million for the year as a whole and NOK 196 million in the fourth quarter. Net interest-bearing liabilities were thereby reduced by NOK 1.6 billion in the course of the year.

In 2003, the Group's average borrowing rate was 4.6 % (5.4 %)[1]. The percentage of interest-bearing liabilities at floating interest rates was 77 % at the end of the fourth quarter. Interest-bearing liabilities are largely in NOK, SEK, EUR, DKK, USD and GBP.

Currency translation differences on equity capital were equivalent to a positive effect of NOK 103 million (negative effect of NOK 721 million)[1] and at year-end the equity to total assets ratio was 35.9 %, down 2.6 percentage points for the quarter and up 0.7 percentage points for 2003 as a whole.

OTHER MATTERS

Orkla has decided to change its collective service pension schemes in Norway from defined benefit schemes to defined contribution schemes. This change will take effect from 1 January 2004 and has support of employees' representatives. The Group's pension costs in Norway will not be significantly affected by the change.

OUTLOOK

Although there are now several positive signs, there is still uncertainty about how the global economic situation will develop in 2004. Most of Orkla's product groups in the Branded Consumer Goods area are only moderately affected by general economic cycles; and profit is more affected by the competitive situation on individual markets. The Branded Consumer Goods business ended the year relatively well in 2003 and the prospects for continued positive momentum into 2004 are considered to be good at the time of writing. The greatest uncertainty still concerns the advertising markets and the impact of new low-price chains in the Nordic region. The Chemicals business had a poor year in 2003 and the operating parameters are considered to be weaker at the beginning of 2004 than at the same time last year. There is still uncertainty about when an economic upswing will materialise in the form of stronger demand and improved prices for the Chemicals business.

The financial markets grew strongly in 2003 prior to an anticipated upswing. There is, therefore, uncertainty about future developments on the financial markets.

Oslo, 18 February 2004
The Board of Directors of Orkla ASA

ORKLA